                                                                    EXHIBIT 99.2

                                                           [English Translation]

                                                                 Fair Disclosure

                                                                    May 10, 2004



                              HANARO TELECOM, INC.

                          2004 APRIL SUBSCRIBER NUMBERS

1. BROADBAND

                        Products                           Number of Subscribers
                        --------                           ---------------------
   Residential    ADSL                                                 1,011,822
                  Cable Modem                                          1,483,511
                                                                       ---------
                  SUB-TOTAL                                            2,495,333

   Corporate      ADSL                                                    18,445
                  Cable Modem                                              1,367
                                                                       ---------
                  SUB-TOTAL                                               19,812

   VDSL                                                                  197,737
   LMDS                                                                   25,119
   Wireless LAN  Note...)                                                 28,252
                                                                       ---------
                        TOTAL                                          2,766,253
                                                                       =========
                      NET ADDS                                            19,083

2. VOICE

                        Products                           Number of Subscribers
                        --------                           ---------------------
   Residential                                                           718,820
   Corporate                                                             285,099
   VoIP                                                                   69,278
                                                                       ---------
                        TOTAL                                          1,073,197
                                                                       =========
                      NET ADDS                                            23,573

3. LEASED LINE

                        Products                           Number of Subscribers
                        --------                           ---------------------
   Leased line                                                             3,325
   Internet dedicated                                                      2,935
   LMDS(I/D)                                                                  11
   Wireless Internet Dedicated                                                --
   International Leased Line                                                  34
                                                                       ---------
                        TOTAL                                              6,305
                                                                       =========
                      NET ADDS                                              - 22

4. GRAND TOTAL

                                                           Number of Subscribers
                                                           ---------------------
                        TOTAL                                          3,845,755
                                                                       =========
                      NET ADDS                                            42,634

NOTE 1: BASED ON NUMBER OF IDS, WIRELESS LAN HAS 52,618 SUBSCRIBERS